Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 16 DATED OCTOBER 29, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 10 dated August 15, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 11 dated September 3, 2014, Supplement No. 12 dated September 30, 2014, Supplement No. 13 dated October 6, 2014, Supplement No. 14 dated October 10, 2014 and Supplement No. 15 dated October 23, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments and debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the SEC on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of October 24, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 6.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $153.7 million (including shares issued pursuant to our distribution reinvestment plan). As of October 24, 2014, approximately 113.8 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of October 24, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 53 properties, located in 20 states, consisting of approximately 1.1 million gross rentable square feet of commercial space. We acquired six properties between October 1, 2014 and October 24, 2014, which are listed below.

Property Description	Tenant Industry	Number of Tenants	Tenant(s)	Rentable Square Feet	Purchase Price
Fresh Thyme — Lafayette, IN	Grocery	1	Lakes Venture, LLC	28,888	$6,831,621
Bass Pro Shops — Portage, IN	Sporting Goods	1	Bass Pro Outdoor World, LLC	130,000	6,930,000
Brynwood Square — Rockford, IL	Various	15	Various	121,410	12,689,324
Blankenbaker Plaza — Louisville, KY	Various	11	Various	88,275	16,622,986
Dollar General — Clarion, IA	Discount Store	1	Dolgencorp, LLC	9,100	1,091,468
Dollar General — Braham, MN	Discount Store	1	DG Retail, LLC	9,026	1,080,333
				386,699	$45,245,732

The following information supplements and should be read in conjunction with the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Real Property Investments
As of October 24, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 53 properties, located in 20 states, consisting of approximately 1.1 million gross rentable square feet of commercial space. The six properties we acquired between October 1, 2014 and October 24, 2014 were acquired through the use of proceeds from our initial public offering and borrowings on our revolving credit facility.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Fresh Thyme — Lafayette, IN	October 17, 2014	2014	$6,831,621	$170,791	7.40%	7.84%	100%
Bass Pro Shops — Portage, IN	October 22, 2014	2006	6,930,000	173,250	10.10%	10.10%	100%
Brynwood Square — Rockford, IL	October 23, 2014	1983	12,689,324	317,233	7.67%	7.15%	100%
Blankenbaker Plaza — Louisville, KY	October 23, 2014	2007	16,622,986	415,575	7.22%	6.87%	100%
Dollar General — Clarion, IA	October 24, 2014	2014	1,091,468	27,287	7.20%	7.20%	100%
Dollar General — Braham, MN	October 24, 2014	2014	1,080,333	27,008	7.20%	7.20%	100%
			$45,245,732	$1,131,144

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisitions. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants at the properties listed above:

Property Description	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Fresh Thyme — Lafayette, IN	Lakes Venture, LLC	28,888	100%	4/5 yr.	$505,540	$17.50	10/17/2014	-	10/31/2019
					$537,606	$18.61	11/1/2019	-	10/31/2024
					$564,183	$19.53	11/1/2024	-	10/31/2029
Bass Pro Shops — Portage, IN	Bass Pro Outdoor World, LLC	130,000	100%	6/5 yr.	$700,000	$5.38	10/22/2014	-	2/14/2027
Brynwood Square — Rockford, IL	Schnuck Markets, Inc.	71,800	59%	5/5 yr.	$497,000	$6.92	10/23/2014	-	11/30/2021
Blankenbaker Plaza — Louisville, KY	Wal-mart Stores East, LP	48,203	55%	13/5 yr.	$494,081	$10.25	10/23/2014	-	7/2/2027
	Geo. C. Richards Company, Inc.	11,625	13%	2/5 yr.	$191,813	$16.50	10/23/2014	-	7/31/2016
	Fitness 19 KY 204, LLC	8,912	10%	2/5 yr.	$151,609	$17.01	10/23/2014	-	11/30/2014
					$152,521	$17.11	12/1/2014	-	12/31/2014
					$161,040	$18.07	1/1/2015	-	12/31/2024
Dollar General — Clarion, IA	Dolgencorp, LLC	9,100	100%	3/5 yr.	$78,586	$8.64	11/1/2014	-	10/31/2029
Dollar General — Braham, MN	DG Retail, LLC	9,026	100%	3/5 yr.	$77,784	$8.62	11/1/2014	-	10/31/2029

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of October 24, 2014 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	1	9,100	75,803	1%
2016	6	23,250	408,746	2%
2017	11	72,870	1,176,154	7%
2018	4	9,630	180,564	1%
2019	7	28,484	498,494	3%
2020	2	4,350	70,663	—%
2021	2	82,463	589,998	3%
2022	5	87,920	1,005,073	6%
2023	2	14,960	191,490	1%
2024	6	146,784	1,134,946	7%
Thereafter	33	611,344	12,068,198	69%
	79	1,091,155	$17,400,129	100%

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the six properties described in this prospectus supplement is approximately $37.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. Except as noted below, we currently have no additional plan for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of October 24, 2014, as follows:

Property	Depreciable Tax Basis
Fresh Thyme — Lafayette, IN	$5,601,929
Bass Pro Shops — Portage, IN	5,682,600
Brynwood Square — Rockford, IL	10,405,246	(1)
Blankenbaker Plaza — Louisville, KY	13,630,849	(2)
Dollar General — Clarion, IA	895,004
Dollar General — Braham, MN	885,873
	$37,101,501

(1) Capital improvements and renovations of approximately $1.7 million are expected to be completed on this property during the lease term. We expect to pay for these improvements and renovations with future net cash flows provided by operations and/or available borrowings.

(2) Capital improvements and renovations of approximately $1.1 million are expected to be completed on this property during the lease term. We expect to pay for these improvements and renovations with future net cash flows provided by operations and/or available borrowings.

Debt
Revolving Credit Facility
As of October 24, 2014, the Borrowing Base under the Amended Credit Facility based on the underlying collateral pool for qualified properties was approximately $99.5 million and the amount outstanding under the Amended Credit Facility was $58.5 million.

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